UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2008

Commission File Number: 000-22628

ARCADIS N.V.

(Translation of registrant’s name into English)

Nieuwe Stationsstraat 10

6811 KS Arnhem

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              ☒           Form 40-F              ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         ☐                            No           ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

ARCADIS NV Nieuwe Stationsstraat 10 P.O. Box 33 6800 LE Arnhem The Netherlands
Tel +31 26 3778 292
Fax +31 26 4438 381
www.arcadis-global.com

PRESS RELEASE

ARCADIS EXPANDS ENVIRONMENTAL CONSULTANCY IN THE U.S.

ARNHEM, THE NETHERLANDS — January 31, 2008 — ARCADIS (EURONEXT: ARCAD), the international consultancy, design and engineering company, announced today that it has acquired 100% of the shares of LFR Inc., a U.S.-based environmental services company with 2007 gross revenues of $127 million (net revenues $63 million) and margins close to ARCADIS’ target for environment. As a nationally recognized environmental management and consulting firm, headquartered in the San Francisco Bay area of California, LFR employs over 480 staff in 34 offices nationwide, serving private sector commercial, industrial and institutional clients across the country. ARCADIS acquired LFR from a private investment group. It is expected that the acquisition will be immediately accretive to earnings per share. No further financial details were disclosed.

LFR has been in continuous operation since 1963 and is one of a few remaining premier independent environmental consulting firms in North America. LFR provides a broad range of environmental and related services including fixed-price remediation (Guaranteed Site Solutions™), environmental audits and due diligence, specialized geotechnical engineering, risk assessment and litigation support/expert witness services, environmental compliance, air quality and hazardous material abatement services. Over the past five years the company has produced double digit revenue growth.

“This acquisition strengthens ARCADIS’ position as a global leader in environmental services. With over one third of revenues, environment is an important market segment for ARCADIS, allowing us to continue strong growth, driven by such key issues as sustainability and climate change,” says Harrie Noy, CEO of ARCADIS. “Through this acquisition we establish a more substantial presence in California, a premier environmental market where we can expect additional growth with our combined capabilities,” adds Steve Blake, CEO of ARCADIS US operations. “Similarly to Blasland, Bouck and Lee, which we acquired in 2005, we will benefit from cross selling services to our mutual clients both nationally and internationally, and from operational synergies over time.”

LFR CEO Frank Lorincz commented: “We believe that by joining ARCADIS we will provide excellent professional development opportunities for our staff. We also will immediately strengthen our own market position, as we are able to support our clients internationally through the ARCADIS network. Additionally, we will be able to leverage the significant capabilities in infrastructure engineering, program management and expanded environmental technologies that ARCADIS is known for in the industry, to better serve our expanding client base. In return, ARCADIS will be able to benefit from our geographic coverage and depth of services to assist their clients better.”

ARCADIS is an international company providing consultancy, design and engineering and management services in infrastructure, environment and facilities, to enhance mobility, sustainability and quality of life. ARCADIS develops, designs, implements, maintains and operates projects for companies and governments. With more than 12,000 employees and $2 billion in gross revenue, the company has an extensive international network that is supported by strong local market positions.

For more information, contact:

Joost Slooten of ARCADIS NV at +31.26.3778604 outside regular office hours please call +31-6-2706-1880; email: j.slooten@arcadis.nl

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company’s actual results in future periods to differ materially from forecasted results. Those risks include, among others, the risk that our delisting from NASDAQ and subsequent deregistration with the SEC will not become effective as currently anticipated, risks associated with possible changes in environmental legislation and risks with regard to the Company’s ability to acquire and execute projects. These and other risks are described in ARCADIS’ filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Date: February 1, 2008	By:	/s/ H.L.J. Noy
H.L.J. Noy
Chief Executive Officer